TMC Announces Changes to Executive Structure, Senior Professional/Senior Management Employees

Toyota City, Japan, February 13, 2023—Toyota Motor Corporation (TMC) announced today that it intends to implement changes to its executive structure and senior professional/senior management employees effective March 1 and April 1, 2023, and changes to its Board of Directors effective the date of its 119th Ordinary General Shareholders’ Meeting as described below.

TMC announced on January 26, 2023 that Chairman Takeshi Uchiyamada will resign his post, President Akio Toyoda will be appointed chairman, and Operating Officer Koji Sato will be appointed president, effective April 1, 2023.

At the time of the announcement in January, Operating Officer Sato expressed his resolve in assuming the post of president, saying, “Our new team’s theme is ‘inheritance and evolution’. We will implement product-centered and region-centered management while valuing the philosophy of our company’s founding and will endeavor to fully redesign Toyota into a mobility company. Making ever-better cars and being the best car company in town are exactly the values that Toyota must hold. With these values so deeply instilled in the company by President Toyoda over the past 13 years, what the new team must do is push implementation at greater speed.”

The new structure that is to implement product-centered and region-centered management led by incoming President Sato is as follows.

Operating Officer structure effective April 1

“t” denotes change to responsibility (does not include organizational name changes); “*” denotes newly appointed.

Name	Current	New
t Koji Sato	- Chief Branding Officer - Lexus International Co. (President) - Gazoo Racing Company (President)	- President - Chief Executive Officer

* Hiroki Nakajima	- Mid-size Vehicle Company (President) - CV Company (President)	- Executive Vice President - Chief Technology Officer - Mid-size Vehicle Company (President) - CV Company (President)

t Yoichi Miyazaki	- Chief Competitive Officer - Business Planning & Operation (President)	- Executive Vice President - Chief Financial Officer - Chief Competitive Officer - Business Planning & Operation (President)

* Tetsuo Ogawa	- North America Region (Chief Executive Officer) - Toyota Motor North America	- North America Region (Chief Executive Officer) - Toyota Motor North America

* Tatsuro Ueda	- China Region (Chief Executive Officer) - Toyota Motor (China) Investment Co., Ltd.	- China Region (Chief Executive Officer) - Toyota Motor (China) Investment Co., Ltd.

Jun Nagata	- Chief Communication Officer - External & Public Affairs Group (Chief Officer)	- Chief Communication Officer - External & Public Affairs Group (Chief Officer)

* Simon Humphries	- Vehicle Development Center ➣ Design Field (Senior General Manager)	- Chief Branding Officer - Vehicle Development Center ➣ Design Field (Senior General Manager)

* Kazuaki Shingo	- Toyota Compact Car Company (President)	- Chief Production Officer - Toyota Compact Car Company (President)

TMC’s three current executive vice presidents—Kenta Kon, Masahiko Maeda, and Masanori Kuwata—are to be frontline leaders to speedily implement the following three key business themes set forth by the new structure.

Name	Key business themes and executive vice presidents’ roles in them
Kenta Kon	Woven: Accelerating Arene development, Woven City, and other initiatives as full-time Chief Financial Officer of Woven by Toyota, Inc.*

Masahiko Maeda	Asian strategy: Leading social implementation projects related to carbon neutrality and CASE technologies to promote a new Asian region strategy as Asian Region Chief Executive Officer

Masanori Kuwata	Electrification: Leading Lexus’ business strategy toward achieving a 100% BEV lineup by 2035 as Chief Project Leader and promoting the restructuring of the vehicle production system in Kyushu with a focus on BEVs as Executive Vice President of Toyota Motor Kyushu Co., Ltd.

*Woven Planet Holdings, Inc. will change its name to Woven by Toyota, Inc. on April 1, 2023.

The details of other executive and senior professionals/senior management changes and the structure of the Board of Directors as of the date of the 119th Ordinary General Shareholders’ Meeting are as follows.

1. Executive changes effective March 1

Changes in areas of responsibility for executives

Name	Current	New
Koji Sato	Chief Branding Officer Lexus International Co. (President) GAZOO Racing Company (President)	Chief Branding Officer

2. Senior professionals/senior management (Senior General Manager level and above), effective March 1

1) New senior professionals/senior management (Senior General Manager level and above)

Name	Current title
Takashi Watanabe	Lexus International Co. Lexus Electrified Development Div. (General Manager)

Tomoya Takahashi	GAZOO Racing Company GR Vehicle Development Div. (General Manager)

2) Resigning senior professionals/senior management (Senior General Manager level and above)

Name	Current title
Osamu Sadakata	Customer First Promotion Group In charge of Valuechain (Parts & Accessory) development & evaluation (Chief Project Leader)

3) Changes in areas of responsibility for senior professionals/senior management (Senior General Manager level and above)

“*” denotes newly appointed.
Name	Current	New
* Takashi Watanabe	Lexus International Co. Lexus Electrified Development Div. (General Manager)	Lexus International Co. (President)

* Tomoya Takahashi	GAZOO Racing Company GR Vehicle Development Div. (General Manager)	GAZOO Racing Company (President)

3. Executive changes effective April 1

1) Changes in areas of responsibility for executives

Name	Current	New
James Kuffner

-   Member of the Board of Directors

-   Operating Officer

-   Chief Digital Officer

-   Advanced R&D and Engineering Company

-   Woven Planet Holdings, Inc.

➣ Member of the Board of Directors (Representative Director)

➣ Chief Executive Officer

- Member of the Board of Directors - Woven by Toyota, Inc.*1 ➣ Member of the Board of Directors (Representative Director) ➣ Chief Executive Officer

Kenta Kon

-   Member of the Board of Directors

-   Operating Officer (Executive Vice President)

-   Chief Financial Officer

-   Woven Planet Holdings, Inc.

➣ Member of the Board of Directors (Representative Director)

➣ Chief Financial Officer

- Member of the Board of Directors - Woven by Toyota, Inc.*1 ➣ Member of the Board of Directors (Representative Director)*2 ➣ Chief Financial Officer

Masahiko Maeda	- Member of the Board of Directors - Operating Officer (Executive Vice President) - Chief Technology Officer - Toyota ZEV Factory (Chief Officer) - Vehicle Development Center (President)

-   Member of the Board of Directors

-   Asia Region (Chief Executive Officer)

-   China Region (Deputy Chief Executive Officer)

-   Toyota Motor Asia Pacific Pte Ltd.

-   Toyota Daihatsu Engineering & Manufacturing Co., Ltd.

Masanori Kuwata	- Operating Officer (Executive Vice President) - Chief Risk Officer - Chief Compliance Officer - Chief Human Resources Officer	- Lexus International Co. In charge of Lexus electrification promotion project (Chief Project Leader) - Toyota Motor Kyushu, Inc. (Executive Vice President)

Koji Kobayashi	- Operating Officer - Banto	- Executive Fellow (Banto) - Chief Risk Officer - Chief Compliance Officer

Keiji Yamamoto	- Operating Officer - Chief Information & Security Officer - Chief Product Integration Officer - Digital Transformation Promotion Dept. - Information Systems Group - Connected Company (President)	- Senior Fellow - Chief Information & Security Officer - Chief Product Integration Officer - Digital Transformation Promotion Dept. - Information Systems Group - Connected Company (President)

Yumi Otsuka	- Operating Officer - Chief Sustainability Officer	- Senior Fellow - Chief Sustainability Officer

*1 Woven Planet Holdings, Inc. will change its name to Woven by Toyota, Inc. on April 1, 2023.

*2 The appointment of board members with the legal status to represent Woven by Toyota (representative directors) will be made at the board of directors meeting at Woven by Toyota, Inc. effective April 1.

2) New Operating Officers

Name	Current title
Hiroki Nakajima	Mid-size Vehicle Company (President) CV Company (President)

Tetsuo Ogawa	North America Region (Chief Executive Officer) Toyota Motor North America

Tatsuro Ueda	China Region (Chief Executive Officer) Toyota Motor (China) Investment Co., Ltd.

Simon Humphries	Design Field, Vehicle Development Center (Senior General Manager)

Kazuaki Shingo	Toyota Compact Car Company (President)

4. Senior professionals/senior management (Senior General Manager level and above), effective April 1

1) New senior professionals/senior management (Senior General Manager level and above)

Name	Current title
Takero Kato	BYD TOYOTA EV TECHNOLOGY CO., LTD.

Takahiro Ishijima	Toyota ZEV Factory (Deputy Chief Officer)

2) Resigning senior professionals/senior management (Senior General Manager level and above)

Name	Current title
Seiya Nakao	China Region (Project General Manager)

3) Changes in areas of responsibility for senior professionals/senior management (Senior General Manager level and above)

“*” denotes newly appointed.

Name	Current	New
* Takero Kato	- BYD TOYOTA EV TECHNOLOGY CO., LTD.	- Vehicle Development Center (President)

Yoshihiro Nakata	- Europe Region (Deputy Chief Executive Officer) - Toyota Motor Europe NV/SA	- Europe Region (Chief Executive Officer) - Toyota Motor Europe NV/SA

* Takahiro Ishijima	- Toyota ZEV Factory (Deputy Chief Officer)	- Toyota ZEV Factory (Chief Officer)

Takanori Azuma	- General Administration & Human Resources Group (Chief Officer)	- Chief Human Resources Officer - General Administration & Human Resources Group (Chief Officer)

Hao Tien	- Sales Financial Business Group (Deputy Chief Officer) - Asia Region (Chief Executive Officer) - Toyota Motor Asia Pacific Pte Ltd. - Toyota Daihatsu Engineering & Manufacturing Co., Ltd.	- Sales Financial Business Group (Deputy Chief Officer) - Asia Region (Deputy Chief Executive Officer) - Toyota Motor Asia Pacific Pte Ltd. - Toyota Daihatsu Engineering & Manufacturing Co., Ltd.

Matthew Harrison	- Europe Region (Chief Executive Officer) - Toyota Motor Europe NV/SA	- Europe Region (Deputy Chief Executive Officer) - Toyota Motor Europe NV/SA

Yoshiyuki Yamashita	- Japan Sales Business Group (Deputy Chief Officer)	- Chief Digital Officer - Japan Sales Business Group (Deputy Chief Officer)

5. Changes to the Board of Directors effective the date of the 119th Ordinary General Shareholders’ Meeting

The formal appointment of members of the Board of Directors will be formalized after approval at the 119th Ordinary General Shareholders’ Meeting. The formal assignment of board members with specific titles, and the appointment of board members with the legal status to represent TMC (representative directors), will be made at the board of directors meeting following the 119th Ordinary General Shareholders’ Meeting. The resignation of board members leaving their current posts will become official on the day of the 119th Ordinary General Shareholders’ Meeting.

New Members of the Board of Directors

Name	Current Title
Hiroki Nakajima	- Mid-size Vehicle Company (President) - CV Company (President)

Yoichi Miyazaki	- Operating Officer - Chief Competitive Officer - Business Planning & Operation (President)

Simon Humphries	- Design Field, Vehicle Development Center (Senior General Manager)

Members of the Board of Directors Resigning Posts

Name	Current Title
James Kuffner*1	- Member of the Board of Directors - Operating Officer

Kenta Kon*2	- Member of the Board of Directors - Operating Officer (Executive Vice President)

Masahiko Maeda*3	- Member of the Board of Directors - Operating Officer (Executive Vice President)

*1 Continuing as Member of the Board of Directors (Representative Director) and Chief Executive Officer of Woven by Toyota, Inc.

*2 Continuing as Member of the Board of Directors (Representative Director) and Chief Financial Officer of Woven by Toyota, Inc.

*3 Continuing as Chief Executive Officer of Asia Region and Deputy Chief Executive Officer China Region, etc.